CUSAC GOLD MINES LTD.

NOTICE OF MEETING FOR THE HOLDERS OF

11% CONVERTIBLE SECURED DEBENTURES

A meeting (the “Meeting”) of holders (the “Debentureholders”) of 11% convertible secured debentures (the “Debentures”) of CUSAC GOLD MINES LTD. (the “Corporation”) will be held at the offices of Lang Michener LLP, 1500-1055 West Georgia Street, Vancouver, British Columbia on November 28, 2007 at 10.00 a.m., Vancouver time, for the following purposes:

1.

To consider and, if deemed advisable, approve an extraordinary resolution, in accordance with section 10.24 of the Trust Indenture (the “Trust Indenture”) between the Corporation and Computershare Trust Company of Canada (now known as Computershare Investor Services Inc.) (the “Trustee”) dated May 31, 2006, to amend the provisions of the Trust Indenture to:

(a)

extend the Maturity Date of the Debentures from November 30, 2007 to November 30, 2008;

(b)

waive interest payments due to Debentureholders at November 30, 2007 and defer such interest payments to May 31, 2008; and

(c)

increase the rate at which the Debentures bear interest from 11% to 14% per annum commencing November 30, 2007;

(jointly referred to as the “Amendments”).

2.

In the event that the Amendments are not approved by the Debentureholders, to consider and approve an alternate resolution to be approved by not less than one-half of the aggregate principal of Debentures present at the Meeting, to waive any default in the repayment of the Debentures at term for a period of 90 days and that evidence of such waiver be provided to the Trustee.

3.

To consider any amendment to or variation of any matter identified in this Notice; and

4.

To transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

APPROVALS REQUIRED

Pursuant to sections 10.26 and 10.30 of the Trust Indenture, an extraordinary resolution must be approved by the Debentureholders of more than 50% of the principal amount of the Debentures then outstanding and present in person or by proxy and passed by the favourable votes of the Debentureholders of not less than 66-2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.  The form of resolution that will be put before Debentureholders will be substantially in the form set out in the Appendix to this Notice.

VOTING

As of the date of this Notice, the Corporation has outstanding $2,955,000.00 aggregate principal amount of Debentures with each $3,750.00 principal of Debentures carrying one vote.

Registered Debentureholders who do not expect to attend the Meeting in person are requested to send a duly completed Form of Proxy to Computershare Investor Services Inc.,510 Burrard Street, Vancouver, British Columbia, V6C 3B9 no later than 4:00 p.m. (Vancouver time) on November 27, 2007 (the day before the Meeting) or to the Chairman of the Meeting on November 28, 2007 (the day of the Meeting) before commencement of the Meeting  and if the Meeting is adjourned or postponed, not later than 24 hours (excluding Saturdays and holidays) before the continuation of any adjourned or postponed Meeting.

Each Registered Debentureholder will be entitled to one vote for each $3,750.00 principal of Debentures held on all matters proposed to come before the Meeting or any adjournment or postponement thereof.  The failure of any Debentureholder to receive notice of the Meeting does not deprive the Debentureholder of the right to vote at the Meeting.

A registered holder of Debentures who cannot attend the Meeting and wishes to ensure that his or her debentures will be voted at the Meeting must complete and return the enclosed Form of Proxy (or another form of proxy) in accordance with the instructions set out in the Form of Proxy.

A beneficial holder of Debentures who wishes to ensure that the holder’s debentures will be voted at the Meeting must complete and return the voting instructions provided by the intermediary in accordance with the instructions set out in the materials received from his or her intermediary.

DATED at Vancouver, British Columbia, October 26, 2007.

COMPUTERSHARE INVESTOR SERVICES INC.

(as Trustee)

Per:

/s/ Ritchie Po

Name:  Ritchie Po

Office:  Professional, Corporate Trust

APPENDIX

RESOLUTION

RESOLVED that:

1.

The definition of “Maturity Date” in section 1.1(z) of the Trust Indenture is replaced in its entirety with the following:

(y)

“ ‘Maturity Date’ means November 30, 2008; ”

2.

Section 2.2 of the Trust Indenture is deleted in its entirety and replaced by the following:

“2.2

The Debentures will be dated May 31, 2006 regardless of the date on which Debentures are issued hereunder, will mature on the Maturity Date and will, subject to §2.3, bear interest at 14% per annum, calculated semi-annually, not in advance, on the outstanding principal amount of the Debenture until earlier of:

(a)

the later of:

(i)

the Maturity Date;

(ii)

the date the Corporation deposits the funds for the repayment of the Debentures pursuant to §2.36; and

(b)

the Date of Conversion.”

3.

Pursuant to section 7.1 of the Trust Indenture that default by the Corporation of the Corporation’s interest repayment obligations under the Trust Indenture be waived for a period of 90 days commencing November 30, 2007 to February 29, 2008.

4.

The Corporation and the Trustee are authorized and directed in accordance with Article 13 of the Trust Indenture to execute and deliver a supplemental agreement to the Trust Indenture to give effect to the matters approved by this resolution, together with such further provisions which are, in the opinion of the Trustee not prejudicial to the interests of the Debentureholders.

5.

The Corporation and the Trustee are authorized to execute, or to cause to be executed, and to deliver, or cause to be delivered, all such documents and instruments, and to do, or cause to be done, all such acts and things as they may deem necessary or desirable in order to give full effect to and to carry out this Resolution.

All capitalized terms not otherwise defined in this resolution have the respective meanings attributed thereto in the Notice of Meeting.